UNITED STATES
                         SECURITIES EXCHANGE COMMISSION
                             Washington, D.C. 20549

--------------------------------------------------------------------------------

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 2)*

                            ATP OIL & GAS CORPORATION
                                (Name of Issuer)


                     Common Stock, $.001 par value per share
                         (Title of Class of Securities)


                                   00208J10-8
                                 (CUSIP Number)


                                December 31, 2007
             (Date of Event which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                                |_| Rule 13d-1(b)

                                |X| Rule 13d-1(c)

                                |_| Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                          Continued on following pages
                               Page 1 of 12 Pages
                             Exhibit Index: Page 11

                                  SCHEDULE 13G

CUSIP No.:  00208J10-8                                       Page 2 of 12 Pages

.................................................................................
1.     Names of Reporting Persons.

       I.R.S. Identification Nos. of above persons (entities only).


       ANCHORAGE CAPITAL MASTER OFFSHORE, LTD.
       98-0418059
.................................................................................
2.     Check the Appropriate Box if a Member of a Group

       (a) [ ]

       (b) [X]
.................................................................................
3.     SEC Use Only
.................................................................................
4.     Citizenship or Place of Organization

       Cayman Islands
.................................................................................
Number of            5.     Sole Voting Power            350,333 /1/
Shares              ............................................................
Beneficially         6.     Shared Voting Power          0
Owned by Each       ............................................................
Reporting            7.     Sole Dispositive Power       350,333 /1/
Person With         ............................................................
                     8.     Shared Dispositive Power     0
.................................................................................
9.     Aggregate Amount Beneficially Owned by Each Reporting Person

       350,333 /1/
.................................................................................
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

       [ ]
.................................................................................
11.    Percent of Class Represented by Amount in Row (9)

       1.0% based on 35,632,350 shares outstanding. /1/
.................................................................................
12.    Type of Reporting Person:

       OO

/1/ This figure includes an amount of Shares that the Reporting Person is entitled to obtain upon the exercise of warrants.

                                  SCHEDULE 13G

CUSIP No.:  00208J10-8                                       Page 3 of 12 Pages

.................................................................................
1.     Names of Reporting Persons.

       I.R.S. Identification Nos. of above persons (entities only).


       ANCHORAGE ADVISORS, L.L.C.
       20-0042271
.................................................................................
2.     Check the Appropriate Box if a Member of a Group

       (a) [ ]

       (b) [X]
.................................................................................
3.     SEC Use Only
.................................................................................
4.     Citizenship or Place of Organization

       Delaware
.................................................................................
Number of            5.     Sole Voting Power            350,333 /1/
Shares              ............................................................
Beneficially         6.     Shared Voting Power          0
Owned by Each       ............................................................
Reporting            7.     Sole Dispositive Power       350,333 /1/
Person With         ............................................................
                     8.     Shared Dispositive Power     0
.................................................................................
9.     Aggregate Amount Beneficially Owned by Each Reporting Person

       350,333 /1/
.................................................................................
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

       [ ]
.................................................................................
11.    Percent of Class Represented by Amount in Row (9)

       1.0% based on 35,632,350 shares outstanding. /1/
.................................................................................
12.    Type of Reporting Person:

       OO, IA

/1/ This figure includes an amount of Shares that the Reporting Person is entitled to obtain upon the exercise of warrants.

                                  SCHEDULE 13G

CUSIP No.:  00208J10-8                                       Page 4 of 12 Pages

.................................................................................
1.     Names of Reporting Persons.

       I.R.S. Identification Nos. of above persons (entities only).


       ANCHORAGE ADVISORS MANAGEMENT, L.L.C.
       20-0042478
.................................................................................
2.     Check the Appropriate Box if a Member of a Group

       (a) [ ]

       (b) [X]
.................................................................................
3.     SEC Use Only
.................................................................................
4.     Citizenship or Place of Organization

       Delaware
.................................................................................
Number of            5.     Sole Voting Power            350,333 /1/
Shares              ............................................................
Beneficially         6.     Shared Voting Power          0
Owned by Each       ............................................................
Reporting            7.     Sole Dispositive Power       350,333 /1/
Person With         ............................................................
                     8.     Shared Dispositive Power     0
.................................................................................
9.     Aggregate Amount Beneficially Owned by Each Reporting Person

       350,333 /1/
.................................................................................
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

       [ ]
.................................................................................
11.    Percent of Class Represented by Amount in Row (9)

       1.0% based on 35,632,350 shares outstanding. /1/
.................................................................................
12.    Type of Reporting Person:

       OO. HC

/1/ This figure includes an amount of Shares that the Reporting Person is entitled to obtain upon the exercise of warrants.

                                  SCHEDULE 13G

CUSIP No.:  00208J10-8                                       Page 5 of 12 Pages

.................................................................................
1.     Names of Reporting Persons.

       I.R.S. Identification Nos. of above persons (entities only).


       ANTHONY L. DAVIS
.................................................................................
2.     Check the Appropriate Box if a Member of a Group

       (a) [ ]

       (b) [X]
.................................................................................
3.     SEC Use Only
.................................................................................
4.     Citizenship or Place of Organization

       United States of America
.................................................................................
Number of            5.     Sole Voting Power            350,333 /1/
Shares              ............................................................
Beneficially         6.     Shared Voting Power          0
Owned by Each       ............................................................
Reporting            7.     Sole Dispositive Power       350,333 /1/
Person With         ............................................................
                     8.     Shared Dispositive Power     0
.................................................................................
9.     Aggregate Amount Beneficially Owned by Each Reporting Person

       350,333 /1/
.................................................................................
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

       [ ]
.................................................................................
11.    Percent of Class Represented by Amount in Row (9)

       1.0% based on 35,632,350 shares outstanding. /1/
.................................................................................
12.    Type of Reporting Person:

       IN, HC


/1/ This figure includes an amount of Shares that the Reporting Person is entitled to obtain upon the exercise of warrants.

                                  SCHEDULE 13G

CUSIP No.:  00208J10-8                                       Page 6 of 12 Pages

.................................................................................
1.     Names of Reporting Persons.

       I.R.S. Identification Nos. of above persons (entities only).


       KEVIN M. ULRICH
.................................................................................
2.     Check the Appropriate Box if a Member of a Group

       (a) [ ]

       (b) [X]
.................................................................................
3.     SEC Use Only
.................................................................................
4.     Citizenship or Place of Organization

       Canada
.................................................................................
Number of            5.     Sole Voting Power            350,333 /1/
Shares              ............................................................
Beneficially         6.     Shared Voting Power          0
Owned by Each       ............................................................
Reporting            7.     Sole Dispositive Power       350,333 /1/
Person With         ............................................................
                     8.     Shared Dispositive Power     0
.................................................................................
9.     Aggregate Amount Beneficially Owned by Each Reporting Person

       350,333 /1/
.................................................................................
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

       [ ]
.................................................................................
11.    Percent of Class Represented by Amount in Row (9)

       1.0% based on 35,632,350 shares outstanding. /1/
.................................................................................
12.    Type of Reporting Person:

       IN, HC


/1/ This figure includes an amount of Shares that the Reporting Person is entitled to obtain upon the exercise of warrants.

                                                              Page 7 of 12 Pages


Item 1(a).        Name of Issuer:

                  ATP Oil & Gas Corporation (the "Issuer").

Item 1(b).        Address of Issuer's Principal Executive Offices:

                  4600 Post Oak Place, Suite 200, Houston, TX 77027

Item 2(a).        Name of Person Filing:

                  This Statement is filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

                  i)  Anchorage  Capital  Master  Offshore,   Ltd.   ("Anchorage
Offshore");

                  ii) Anchorage Advisors, L.L.C. ("Advisors");

                  iii) Anchorage Advisors Management, L.L.C. ("Management");

                  iv) Anthony L. Davis ("Mr. Davis"); and

                  v) Kevin M. Ulrich ("Mr. Ulrich").

                  This statement related to Shares (as defined herein) held for the account of Anchorage Offshore. Advisors is the investment advisor to Anchorage Offshore. Management is the sole managing member of Advisors. Mr. Davis is the President of Advisors and a managing member of Management, and Mr. Ulrich is the Chief Executive Officer of Advisors and the other managing member of Management.

Item 2(b).        Address of Principal Business Office or, if None, Residence:

                  The address of the principal business office of each of the Reporting Persons is 610 Broadway, 6th Floor, New York, NY 10012.

Item 2(c).        Citizenship:

                  1) Anchorage Offshore is a Cayman Islands exempted company incorporated with limited liability;

                  2) Advisors is a Delaware limited liability company;

                  3) Management is a Delaware limited liability company;

                  4) Mr. Davis is a citizen of the United States of America; and

                  5) Mr. Ulrich is a citizen of Canada.

                                                              Page 8 of 12 Pages

Item 2(d).        Title of Class of Securities:

                  Common Stock, $.001 par value per share (the "Shares")

Item 2(e).        CUSIP Number:

                  00208J10-8

Item 3. If This Statement is Filed Pursuant to Sec.Sec.240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

                  This Item 3 is not applicable.

Item 4.           Ownership:

Item 4(a)         Amount Beneficially Owned:

                  As of December 31, 2007, each of the Reporting Persons may be deemed beneficial owner of 350,333 Shares that each of the Reporting Persons are entitled to obtain upon the exercise of warrants.

Item 4(b)         Percent of Class:

                  The number of Shares of which the Reporting Persons may be deemed to be the beneficial owner constitutes approximately 1.0% of 35,632,350 total number of Shares outstanding.


Item 4(c)         Number of Shares of which such person has:

Anchorage Offshore:
-------------------

(i) Sole power to vote or direct the vote:                         350,333 /1/

(ii) Shared power to vote or direct the vote:                            0

(iii) Sole power to dispose or direct the disposition of:          350,333 /1/

(iv) Shared power to dispose or direct the disposition of:               0

Advisors:
---------

(i) Sole power to vote or direct the vote:                         350,333 /1/

(ii) Shared power to vote or direct the vote:                            0

(iii) Sole power to dispose or direct the disposition of:          350,333 /1/

(iv) Shared power to dispose or direct the disposition of:               0

Management:
-----------

(i) Sole power to vote or direct the vote:                         350,333 /1/

(ii) Shared power to vote or direct the vote:                            0

(iii) Sole power to dispose or direct the disposition of:          350,333 /1/


/1/ This figure includes an amount of Shares that the Reporting Person is entitled to obtain upon the exercise of warrants.

                                                              Page 9 of 12 Pages

(iv) Shared power to dispose or direct the disposition of:               0


Mr. Davis:
----------

(i) Sole power to vote or direct the vote:                         350,333 /1/

(ii) Shared power to vote or direct the vote:                            0

(iii) Sole power to dispose or direct the disposition of:          350,333 /1/

(iv) Shared power to dispose or direct the disposition of:               0

Mr. Ulrich:
-----------

(i) Sole power to vote or direct the vote:                         350,333 /1/

(ii) Shared power to vote or direct the vote:                            0

(iii) Sole power to dispose or direct the disposition of:          350,333 /1/

(iv) Shared power to dispose or direct the disposition of:               0

/1/ This figure includes an amount of Shares that the Reporting Person is entitled to obtain upon the exercise of warrants.



Item 5.           Ownership of Five Percent or Less of a Class:

                  If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following /X/.

Item 6.           Ownership  of More than  Five  Percent  on  Behalf of  Another
                  Person:

                  This Item 6 is not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding
                  Company:

                  This Item 7 is not applicable

Item 8.           Identification and Classification of Members of the Group:

                  See disclosure in Item 2 hereof.

Item 9.           Notice of Dissolution of Group:

                  This Item 9 is not applicable.

Item 10.          Certification:

                  By signing below each of the Reporting Persons certifies that, to the best of their knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                                             Page 10 of 12 Pages


                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                   ANCHORAGE CAPITAL MASTER OFFSHORE LTD.
Date: February 14, 2008
                                   By:      /s/ Kevin M. Ulrich
                                            -------------------
                                   Name:    Kevin M. Ulrich
                                   Title:   Director


Date: February 14, 2008            ANCHORAGE ADVISORS, L.L.C.

                                   By:      Anchorage Advisors Management,
                                            L.L.C., its Managing Member

                                            By:     /s/ Anthony L. Davis
                                                    --------------------
                                            Name:   Anthony L. Davis
                                            Title:  Managing Member


Date: February 14, 2008            ANCHORAGE ADVISORS MANAGEMENT, L.L.C.

                                   By:      /s/ Anthony L. Davis
                                            --------------------
                                   Name:    Anthony L. Davis
                                   Title:   Managing Member


Date: February 14, 2008            ANTHONY L. DAVIS

                                   /s/ Anthony L Davis
                                   -------------------


Date: February 14, 2008            KEVIN M. ULRICH

                                   /s/ Kevin M. Ulrich
                                   -------------------

                                                             Page 11 of 12 Pages


                                  EXHIBIT INDEX


Ex.                                                                    Page No.
---                                                                    --------

A        Joint Filing Agreement, dated February 14, 2008 by
         and among Reporting Persons......................                12

                                                             Page 12 of 12 Pages

                                    EXHIBIT A

                             JOINT FILING AGREEMENT

      The undersigned hereby agree that the statement on Schedule 13G with respect to the Common Stock of ATP Oil & Gas Corporation dated as of February 14, 2008 is, and any amendments thereto (including amendments on Schedule 13D) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

                               ANCHORAGE CAPITAL MASTER OFFSHORE LTD.
Date: February 14, 2008
                               By:               /s/ Kevin M. Ulrich
                                                 -------------------
                               Name:             Kevin M. Ulrich
                               Title:            Director


Date: February 14, 2008        ANCHORAGE ADVISORS, L.L.C.

                               By: Anchorage Advisors Management, L.L.C., its Managing Member

                                        By:      /s/ Anthony L. Davis
                                                 --------------------
                                        Name:    Anthony L. Davis
                                        Title:   Managing Member


Date: February 14, 2008        ANCHORAGE ADVISORS MANAGEMENT, L.L.C.

                               By:               /s/ Anthony L. Davis
                                                 --------------------
                               Name:             Anthony L. Davis
                               Title:            Managing Member


Date: February 14, 2008        ANTHONY L. DAVIS

                               /s/ Anthony L Davis
                               -------------------


Date: February 14, 2008        KEVIN M. ULRICH

                               /s/ Kevin M. Ulrich
                               -------------------